Prime Number Acquisition I Corp.

March 4, 2022

Via Edgar

Ms. Liz Packebusch

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Prime Number Acquisition I Corp.
Registration Statement Filed February 1, 2022
File No. 333-262457

Dear Ms. Packebusch:

This letter is in response to the letter dated February 17, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Prime Number Acquisition I Corp. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form S-1 (the “Registration Statement”) is being filed to accompany this letter.

Registration Statement on Form S-1

Notes to Financial Statements, page F-6

1. It appears that you previously provided disclosures regarding your proposed offering and private placement of your common shares and your plans to pursue a business combination. Tell us why you believe these disclosures are no longer necessary.

Response:

In response to the Staff’s comment, please be advised that , subsequent to the filing, we have executed a revised term sheet documenting the revised offering terms and the notes to the financial statements included in the amended S-1 have been updated accordingly.

The Company hereby revises pages F-6 of the Registration Statement.

General

2. We note your risk factor at page 56 and added disclosure at page 122 state that your amended and restated certificate of incorporation will contain an exclusive forum provision requiring that derivative actions be brought in the Court of Chancery in the State of Delaware, with certain exceptions that include those claims arising under the Securities Act, "as to which the federal district court for the District of Delaware shall, to the fullest extent permitted by the applicable law, be the sole and exclusive forum." However, we further note that Article XIII of your Form of Amended and Restated Certificate of Incorporation states that, "to the fullest extent permitted by the applicable law, the federal district courts of the United States of America for the District of Delaware and the Court of Chancery of the State of Delaware shall have concurrent jurisdiction for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933." Please revise or advise.

Response: In response to the Staff’s comment, the Company revises pages 56 and 123 to conform the disclosure in the Form S-1 with Article XIII of the Form of Amended and Restated Certificate of Incorporation, where both the disclosure and the exhibit would provide that the federal district court for the District of Delaware and the Delaware Court of Chancery would have concurrent jurisdiction over claims arising under the Securities Act of 1933.

3. We note your response to prior comment three, that Prime Number Capital LLC does not intend to and will not engage in market-making activities in the Company’s securities. However, footnote 4 to your revised fee table still indicates an additional indeterminate amount of securities are being registered solely for certain market making transactions. Please revise or advise.

Response: In response to the Staff’s comment, footnote 4 to the fee table has been removed as Prime Number Capital will not engage in market-making activities in the Company’s securities.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Dongfeng Wang
Dongfeng Wang Chief Executive Officer

Arila E. Zhou, Esq.

Robinson & Cole LLP